EXHIBIT 99.1

SKF acquires lubrication systems company

- becomes one of the world leaders in the business

SKF has signed a Memorandum of Understanding to acquire the German based company Willy Vogel AG, one of the world leaders in the field of lubrication systems. Vogel has annual sales of SEK 1 000 million and SKF will, through this acquisition, become a world leading supplier of lubrication systems.

The Vogel Group has two manufacturing units in Germany, one in France, one in the USA and one in Japan. Vogel has also sales operations in these countries as well as in Belgium, Hungary, Italy, the Netherlands and Spain. The total number of employees is 940.

- A deeper knowledge in lubrication is crucial in meeting the needs for increased service life, performance and reliability of our products and solutions, says Tom Johnstone, CEO of SKF. We have today within the Group very advanced knowledge in lubricants and lubrication systems that are vital design elements of bearings, bearing solutions and their applications. Our total sales in this area amount to some SEK 200 million.

- In our acquisition analyses we saw an opportunity to significantly strengthen that knowledge and to acquire a leading market position within the lubrication systems area.

- Through this acquisition the SKF Group has established a new product platform to be added to bearings, seals, linear motion products and reliability systems, says Tom Johnstone.

Vogel's unique position in the lubrication systems market with strong engineering capabilities and a high knowledge in customizing lubrication systems is an excellent complement to SKF that already provides the market with special greases, lubricators and lubrication analysis services.

Vogel is present in most industrial segments; machine tools, printing, automotive manufacturing, steel, wind mills etc. These are all applications where SKF has a vast knowledge and is deeply involved.

Lubrication systems will be part of the Group's Industrial Division as a separate business unit.

- This has a very strong fit with our products, our customers and our technologies and will enable us to develop and deliver more advanced solutions and to increase customer value in our offering, says Tom Johnstone.

Manfred Neubert, CEO of Vogel comments:

- Being part of the SKF Group means excellent opportunities for our customers, employees and our company. SKF's global presence will enable us to reach new customers and target new segments.

The main owner of Willy Vogel AG has since 1988 been the private equity firm HANNOVER Finanz Group, which funds midsized companies. Vogel has been one of HANNOVER Finanz' most significant and long-standing investments.

The acquisition is subject to the parties signing a definitive agreement and that necessary antitrust clearances are obtained.

Goteborg May  4, 2004
Aktiebolaget SKF
(publ.)